                                                                  Exhibit (a)(7)


                           AT&T COMMENCES TENDER OFFER
                           FOR GRC INTERNATIONAL, INC.

For Immediate Release:  Tuesday, February 22, 2000

     NEW YORK - AT&T today announced that its wholly owned subsidiary, LMN Corporation, commenced its previously announced tender offer to acquire all of the outstanding shares of GRC International, Inc. for $15 per share in cash.

     The tender offer is scheduled to expire at 12:00 midnight, Eastern time, on Monday, March 20, 2000, unless extended. The offer is being made pursuant to an Agreement and Plan of Merger entered into between AT&T and GRC International on February 14, 2000. The tender offer is subject to certain conditions, including at least a majority of GRC International's outstanding shares, on a fully diluted basis, being tendered without withdrawal prior to the expiration of AT&T's offer, and obtaining clearance of the transaction under federal antitrust laws.

     This news release does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The complete terms and conditions of this tender offer are set forth in an offer to purchase and related letter of transmittal which are being filed today with the Securities and Exchange Commission and mailed to GRC International's stockholders.